

Mail Stop 3561

June 29, 2017

Via E-mail
Alistair Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, NC 27604

> **Re:** **INC Research Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response dated June 28, 2017**
> **File No. 001-36730**

Dear Mr. Macdonald:

We have reviewed your June 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Background of the Merger, page 67

1. We note your response to comment 1. Where you identify representatives of the Sponsors, please clarify which Sponsor.

2. We note your response to comment 2 and the last paragraph on page 69 where you reference discussions with representatives of the Sponsors after an impasse had been reached on March 15, 2017. It is unclear if material decisions or terms were discussed with the Sponsors. We also note the disclosure on page 71 regarding a preliminary proposal and deal structure discussed on April 8, 2017. However, you do not clarify the material terms and discussions regarding "financing, tax and other factors." Please revise the last paragraph on page 69, the first paragraph on page 71, and related negotiation disclosure to further clarify the material terms and material changes to the agreements as the transaction progressed from the initial outline to the final agreement approved by the board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Krishna Veeraraghavan
       Sullivan & Cromwell LLP